130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

October 25, 2016	No. 16-11

Avalon Clarifies Disclosure Contained
in September 27, 2016 News Release

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) announces that as a result of a review by staff of the Ontario Securities Commission, it is issuing the following news release clarifying the disclosure in its September 27, 2016, news release related to its 100% owned Separation Rapids Lithium Project (the “Project”), Kenora, Ontario. The Company neglected to inform readers that the comprehensive technical report would be filed on SEDAR within 45 days of the date of the news release, prior to November 11, 2016.

The Company clarifies the classification and tonnes of the feldspar by-product in relation to the lithium mineral resource estimate (which was originally reported as 8.0 Mt of Inferred Resources), will be classified in the PEA as 4.03 Mt of Measured Resources and 3.97 Mt of Indicated Resources, as well as an additional 1.63 Mt of Inferred Resources. A table of the resource estimate providing full details and notes is appended below.

This clarification is partially the result of additional quantitative mineralogical work completed since the original estimate was completed. The revised estimate appended below utilizes the same assumptions and parameters with respect to commodity prices, mining method and other factors as given in the news release of September 27, 2016.

Some cautionary language required due to the inclusion of Inferred resources in the economic model was also inadvertently omitted. In compliance with paragraph 2.3(3)(a) of National Instrument 43-101 the Company states that the preliminary economic assessment described therein is preliminary in nature, that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Finally, Paragraph 2.3(1)(b) of NI 43-101 restricts disclosure of an economic analysis on an extrapolation of results beyond the defined mineral resource estimate and the following is therefore retracted: “If additional drilling on untested extensions of the Deposit were to increase the resource and extend the initial 10 year lithium production period, each additional year of additional lithium production could add $200 million in revenues per year and significantly increase the NPV of the Project.”

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. (formerly Avalon Rare Metals Inc.) is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, the results of the PEA, including the proposed development model and potential economics, the key measures and economics reported in the PEA, timelines, capital and sustaining costs, power and storage facilities, life of mine, social, community and environmental impacts, mineral resource and, mineral reserve estimates, lithium and feldspar markets and sales prices, off-take agreements and purchasers for the Company’s products, environmental assessment and permitting, securing sufficient financing on acceptable terms, opportunities for short and long term optimization of the Project, and continued positive discussions and relationships with local communities and stakeholders. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, Avalon’s ability to secure sufficient financing to advance and complete the Project, uncertainties associated with securing the necessary approvals and permits in a timely manner, assumptions used in the PEA proving to be inaccurate, uncertainties associated with Avalon’s resource and reserve estimates, uncertainties regarding global supply and demand for lithium and feldspar and market and sales prices, uncertainties associated with securing off-take agreements and customer contracts, uncertainties with respect to social, community and environmental impacts, uncertainties with respect to optimization opportunities for the Project as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Concerning Reserve and Resource Estimates

The reserve and resource estimates in this news release have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Appendix I
Separation Rapids, Mineral Resource Estimate at 0.6% Li2O Cut-off Grade
As at October 21, 2016

Class	Tonnes (Mt)	Li2O (%)	Total Feldspar (%)	Ta2O5 (%)	Cs2O (%)	Rb2O (%)	SG
Measured	4.03	1.32	39	0.006	0.017	0.343	2.66
Indicated	3.97	1.26	39	0.007	0.025	0.362	2.67
Measured plus Indicated	8.00	1.29	39	0.006	0.021	0.352	2.66
Inferred	1.63	1.42	39	0.008	0.016	0.360	2.64

Notes:

1.	CIM Definition Standards for Mineral Resources and Mineral Reserves, 10 May, 2014 were followed for this mineral resource estimate.
2.	The Qualified Person for this mineral resource is David Trueman, Ph.D., P.Geo. (MB).
3.	The resource estimate is constrained by a 3D geologic model of the mineralized material.
4.	Assay intervals for Li2O, Ta2O5, Cs2O and Rb2O were interpolated using the Inverse Distance Weighted method to create a 3D block model.
5.	The resource cut-off grade of 0.6% Li2O was chosen to capture mineralization that is potentially amenable to mining, mineral concentration and off-site processing.
6.

Li, Ta, Cs and Rb were originally analysed on all samples at XRAL Laboratory (Thunder Bay, Ontario) utilizing ICP (Li, Ta) and AA (RB and Cs) and check analyses completed at CHEMEX Laboratory (Don Mills, Ontario) utilizing AA (Li) and ICP (Rb).

7.

As well as due diligence to verify historic data, Avalon completed additional check analyses of historic drill core in 2016 utilizing ALS Laboratory (Vancouver) with a combination of fusion and ICP (method CCP-PKG01). Included as QAQC procedures was a lithium rock standard within the check analysis batches.

8.	Total Feldspar is the total of potassium feldspar (microcline) and sodium feldspar (albite) and the value reflects the mean and median value of all samples with quantitative mineralogy determined.
9.

The percentage Total Feldspar is based on analyses completed utilizing X-Ray Diffraction and Qemscan instrumentation on samples representing all lithological subunits of the mineral deposit. These analyses were completed at Carleton University in 1999 (XRD) and ALS Global Laboratory in 2016 (XRD and Qemscan, Kamloops). This is supported by quantitative mineralogy of metallurgical samples determined at SGS (Lakefield) and Anzaplan (Germany)

10.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
11.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.